Exhibit 99.1

NICE Opens New Cloud Hosting Facility in Europe

Data center serves growing market needs while ensuring secure and compliant cloud-based deployments

RA’ANANA, ISRAEL, January 13, 2014 – NICE Systems (NASDAQ: NICE) today announced the opening of its new cloud hosting facility in the United Kingdom. The upgraded, expanded data center will allow companies in the EMEA region to rapidly and securely deploy and scale NICE cloud solutions and services.

Key Facts
•	The new data center provides a highly-available and secure infrastructure for all of NICE’s cloud-based offerings
•	The hosting facility enables quick deployment of cloud-based solutions for new cloud customers and those that are expanding their solutions
•	The facility allows high scalability for all NICE cloud-based solutions
•	The site is compliant with UK and EU privacy regulations, as well as PCI and ISO security standards

NICE’s cloud-based offering includes its comprehensive Workforce Optimization and analytics suites as well as its financial crime and compliance solutions. This deployment option gives enterprises greater flexibility with lower upfront costs. NICE will deploy all new EMEA-based cloud customers, across all products, in the data center, enabling easier integration between the various cloud solutions and ensuring strong compliance for EU privacy and data security requirements. Existing customers can be seamlessly migrated to the new hosting infrastructure as well.

Ofer Mosseri, Vice President Solutions and Business Development, NICE EMEA
“Our investment in this state-of-the-art cloud hosting facility will help us better serve the growth in demand for our cloud-based solutions, which we have been experiencing in Europe. This new facility provides the high level of security and compliance with local regulations that our customers require, and reflects our continued commitment to helping organizations derive maximal business impact from their NICE solutions.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Mosseri, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.